June 10, 2009

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Ms. Chanda DeLong, Staff Attorney
Division of Corporation Finance

RE Registration Statement on Form S-1 filed with respect to Class A Limited Liability Company Units of Waitlist, LLC (File No. 333-154720)


Dear Ms. DeLong:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Waitlist, LLC, IndieShares, LLC, and IndieShares Management, LLC, each Washington limited liability companies (the "Co-Registrants"), hereby apply for an order granting the immediate withdrawal of the Registration Statement on Form S-1 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 23, 2008.

The Co-Registrants hereby confirm that the Registration Statement was not declared effective by the Commission, no securities have been sold pursuant to the Registration Statement, and all activities regarding the proposed public offering have been discontinued. Accordingly, the Co-Registrants respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

If you have any questions regarding this application for withdrawal, please contact Jay T. Schwartz at (206) 370-9500.


Sincerely,


/s/ Jay T. Schwartz


Jay T. Schwartz

President
Waitlist, LLC
IndieShares, LLC
IndieShares Management, LLC